 May 7, 2013

VIA EMAIL

Mr. James McCluney

Chief Executive Officer

Emulex Corporation

3333 Susan Street

Costa Mesa, CA 92626

Dear Mr. McCluney:

In our letter to you dated February 20, 2013, we expressed concern that the Board of Emulex Corporation (“Emulex” or “the Company”) did not have appropriate shareholder representation. On April 1, 2013, Emulex announced that it had appointed Gene Frantz and Greg Clark to its Board of Directors. We believe that Emulex working in collaboration with Elliott Management, the Company’s largest shareholder, to add Mr. Frantz and Mr. Clark to its Board is a step in the right direction.

In our prior letter, we also expressed disappointment that Emulex had chosen to pursue an acquisition of Endace Limited (“Endace”), which the Company closed on April 1, 2013. Since announcing its intent to acquire Endace on December 5, 2012, Emulex’s share price has materially underperformed the market as well as its closest competitor, QLogic Corporation (“QLogic”), as illustrated in the following table.

Share Price Performance

	12/05/12- 05/02/13	1-Year	3-Year	5-Year

Russell 2000 Index	15%	15%	31%	30%
S&P North American Technology Sector Index	11%	5%	30%	31%
Technology Peer Group (1)	8%	(7) %	(19) %	(16) %
QLogic	17%	(39) %	(46) %	(32) %
Emulex	(15) %	(31) %	(49) %	(57) %

Underperformance vs. Russell 2000 Index	(30) %	(46) %	(80) %	(87) %
Underperformance vs. S&P North American Technology Sector Index	(26) %	(36) %	(79) %	(88) %
Underperformance vs. Technology Peer Group (1)	(23) %	(24) %	(30) %	(41) %
Underperformance vs. QLogic	(32) %	8%	(3) %	(25) %

(1) Median equity return as of 05/02/13. In Emulex's 2012 Proxy, the Company’s peer group is defined as: AMCC, BRCD, DGII, IDTI, MLNX, MCRL, MSCC, PMCS, QLGC, QTM, SMTC, SIMG, STEC, and XRTX.

We believe that much of Emulex’s share price underperformance since December 2012, especially relative to QLogic, can be directly attributed to the Company’s decision to proceed with the Endace acquisition. As shown in the following table, since announcing its intent to acquire Endace, Emulex’s cash per share declined by approximately $1.08. Concurrently, Emulex’s share price declined by the same amount, implying that the equity market values Emulex’s cash far more than this acquisition.

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	12/05/12	05/02/13	Difference
Cash on Balance Sheet	$186.4	$91.6	$(94.8)
Cash per Share	$2.09	$1.01	$(1.08)

ELX Share price	$7.02	$5.94	$(1.08)

Note: Cash on Balance Sheet is in millions. Cash on Balance Sheet on 12/05/12 and 05/02/13 is as of 09/30/12 and 03/31/13, respectively. Cash per Share on 12/05/12 and 05/02/13 is based on 89.3 million shares and 90.6 million shares, the weighted average common shares for the fiscal quarters ended 09/30/12 and 03/31/13, respectively.

Although we believe that the Endace business has value, we sympathize with public market investors. Emulex management has provided very little commentary regarding its internal projections for Endace. On Emulex’s last earnings call, CFO Michael Rockenbach stated that Endace “will comprise as much as 8%” of fourth quarter revenue. Using this limited guidance, the table below shows that even if Emulex were to double Endace’s revenue and dramatically improve its margins, it would still take many years before Emulex recouped its $130 million investment.

Announced Endace Transaction Value	$ 130.0

		2x Revenue
	Q4 FYE 2013	Expansion
Emulex Expected Revenue	$ 120.0
% of Emulex Revenue from Endace	8.0%
Assumed Endace Revenue over Period	$ 9.6
Implied Endace Annual Revenue	$ 38.4	$ 76.8
Assumed Net Income Margin	20.0% %	20.0%
Assumed Net Income	$ 7.7	$ 15.4
Implied Payback Period (Years)	16.9	8.5

Note: All $ values are in millions. Announced Endace Transaction Value is approximate as stated in the Emulex press release dated 12/05/12. Emulex Expected Revenue is the midpoint of Company guidance. Implied Payback Period (Years) equals the Announced Endace Transaction Value divided by Assumed Net Income. Assumed Net Income Margin is an Altai Capital assumption and compares to Endace’s actual 4.3% net income margin for the twelve months ended 09/30/12.

Currently, Emulex trades at low valuation multiples relative to many of its peers. As we stated in our last letter, we believe this discount is in part due to investors’ dim view of Emulex’s future growth prospects, an opinion with which we strongly disagree.

Comparable Company Analysis

	Emulex		Brocade		QLogic		PMC Sierra		Mellanox

Enterprise Value (“EV”)	$447		$2,682		$532		$890		$1,871

Valuation Multiples
EV / CY2013E Revenue	0.9	x	1.2	x	1.1	x	1.7	x	4.5	x
EV / CY2013E EBITDA	5.1	x	4.6	x	5.8	x	6.8	x	23.3	x
EV / CY2013E EBITDA Less CapEx	6.2	x	5.4	x	9.8	x	8.5	x	47.0	x

Note: Valuation multiples are based on Bloomberg consensus estimates. Enterprise values are in millions and are based on share prices as of 05/02/13.

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Unfortunately, we must also conclude that Emulex’s valuation discount is somewhat deserved owing to valid investor concerns regarding management’s ability to allocate capital, accurately forecast its business, and make sound decisions on behalf of shareholders. It is hard for us to ignore that on July 9, 2009, Emulex rejected Broadcom Corporation’s (“Broadcom”) $11 per share bid for the Company. The table below shows that if your Board had accepted that offer, shareholders clearly would be much better off than they are today.

	ELX	10 Yr T	JPM IG	SPX	RTY
Total Return from 07/09/09 to 05/02/13	(38.8) %	27.4%	43.5%	96.7%	106.2%
Total Return vs. Emulex Total Return		66.2%	82.3%	135.5%	145.0%

Note: Securities and indices included in the table above are Emulex common stock (“ELX”), the 10 Year U.S. Treasury (“10 Yr T”), JPMorgan U.S. High Grade Index (“JPM IG”), S&P 500 Index (“SPX”) and the Russell 2000 Index (“RTY”). All total returns are calculated using the closing price on 07/08/09. Total Return vs. Emulex Total Return is calculated as the total return of the corresponding security or index less the total return of Emulex over the period.

In its July 2009 press release, Emulex stated that Broadcom’s offer “significantly undervalue[d] Emulex’s long-term prospects, [was] inadequate, and [was] not in the best interests of Emulex and its stockholders.” In addition, you stated in the release that 2009 design wins further validated projections of “$600 million in revenue and $1.45 in non-GAAP earnings per share in fiscal year 2012, and reinforce[d] additional upside opportunities available to the Company.” Sadly, in hindsight this projection has proven to be overly optimistic as shown in the table below.

FY 2012

	Forecast	Actual	% Difference
Revenue	$ 600.00	$ 501.8	(16.4) %
Non-GAAP EPS	$ 1.45	$ 0.86	(40.7) %

Note: Revenue is in millions. Actual figures are from Emulex’s fiscal 2012 fourth quarter press release dated 08/09/12 and do not include any pro forma adjustments for Emulex’s 2010 acquisition of ServerEngines. Emulex paid $78 million in cash and 8 million shares of Emulex stock for ServerEngines upon closing the transaction on 08/25/10 for total upfront consideration of approximately $150 million using Emulex’s 08/25/10 closing share price of $8.95. The transaction agreement further provided for a performance-based payment of an additional 4 million shares of Emulex stock.

Given your sizable forecast miss in the midst of a decision that had enormous economic consequences for your shareholders, we believe it will take many years for management to regain credibility in the public markets. Still, we are confident that Emulex continues to possess valuable assets and has a bright future. We contend that the best course of action is for Emulex to initiate a sale process, and we therefore request that the current Board engage financial advisors immediately to undertake this task in earnest. We believe that a sophisticated buyer with the opportunity to properly diligence the Company could pay a healthy premium to today’s share price and still earn an excellent return.

Absent a sale of the entire business, Altai Capital would only be satisfied as a long-term shareholder in the event of wholesale change at the Board level. The Board members who rejected Broadcom's $11 per share bid for Emulex and/or oversaw the Endace transaction have done shareholders a significant disservice. Therefore, we intend to consider all of our options with regard to this year’s annual meeting in order to restore investor confidence and ultimately improve outcomes for shareholders.

Sincerely,

Rishi Bajaj

Chief Investment Officer

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